12g3-2(b) file number: 82-34841

ANTISENSE THERAPEUTIC[redacted]

06012032

10 March 2006

SEC MAIL PROCESSING
RECEIVED
MAR 27 2006
WASH. D.C. 152 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached a copy of an announcement lodged with the Australian Stock Exchange (ASX):

Date of Announcement/Lodgement	To:	Title	No of pages
9 March 2006	ASX	Market developments	2

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

PROCESSED
MAR 30 2006
THOMSON
FINANCIAL

Encl.

3/29

ANTISENSE THERAPEUTICS

9 March 2006

Market Developments

FDA ADVISORY COMMITTEE UNANIMOUSLY RECOMMENDS REINTRODUCTION OF TYSABRI® FOR THE TREATMENT OF RELAPSING FORMS OF MULTIPLE SCLEROSIS

Biogen Idec Elan Corporation, plc announced today that the Peripheral and Central Nervous System Drugs Advisory Committee of the U.S. Food and Drug Administration (FDA) voted unanimously to recommend reintroduction of Tysabri® (natalizumab) as a treatment for relapsing forms of multiple sclerosis (MS).

The Committee's recommendation is advisory to the FDA, and the agency is not bound by this recommendation. The FDA has designated Tysabri® for Priority Review, a status for products that are considered to be significant therapeutic advancements over existing therapies that address an unmet medical need. Biogen Idec Elan Corporation, plc anticipate action by the FDA by March 29, 2006.

The relevance of this news to Antisense Therapeutics is that both Tysabri®, a monoclonal antibody, and Antisense Therapeutics' compound ATL1102, an antisense inhibitor, inhibit the same immune system protein (VLA-4), which has been demonstrated to play an important role in the progression of multiple sclerosis.

After successful results in preclinical animal studies and a Phase I trial in humans, Antisense Therapeutics commenced Phase II clinical trials on ATL1102 in December 2004. Although no safety problems had been reported, Antisense Therapeutics voluntarily halted the trial in March 2005 in light of the safety issues associated with Tysabri®. Antisense Therapeutics then established and convened an independent Medical Advisory Board (MAB) to consider the potential development paths for ATL1102.

In August 2005, the MAB unanimously recommended that Antisense Therapeutics continue the development of its lead product, ATL1102 in MS and that the Phase IIa trial be restarted with the addition of certain safety parameters to address the potential safety issues reported in the Tysabri® trials. Antisense Therapeutics expects to initiate the Phase IIa clinical trial of ATL1102 by the end of this month.

The recommendation of the U.S. FDA's Advisory Committee that Tysabri® return to the market further supports the Company's decision to develop ATL1102 as a treatment for patients with MS.

About ATL1102 for MS

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in development as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS. For background information regarding the development history of ATL1102 see the Company's 12 January 2006 ASX announcement.

Multiple sclerosis is a life long chronic disease of the central nervous system which is believed to affect as many as 2.5 million people worldwide. While existing drug sales for this disease were greater than US$4 billion in 2004 there remains a high demand for more effective and better tolerated treatments

LEVEL 1, 10 WALLACE AVENUE TOORAK VICTORIA 3142 AUSTRALIA
TELEPHONE: +61 (3) 9827 8999 FACSIMILE: +61 (3) 9827 1166
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745 www.antisense.com.au

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company who's business is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information: Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999